UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event Reported): May 13, 2019 (May 8, 2019)

HISTOGENICS CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-36751	04-3522315
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

One Marina Park Drive, Suite 900

Boston, Massachusetts 02210

(781) 547-7900

(Addresses, including zip code, and telephone numbers, including area code, of principal executive offices)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01	HSGX	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Item 1.01	Entry Into a Material Definitive Agreement.

On May 8, 2019, Histogenics Corporation (the “Company”) entered into an asset purchase agreement with Medavate Corp., a Colorado corporation (the “Asset Purchase Agreement”), pursuant to which the Company has agreed to sell substantially all of its assets relating to its NeoCart program, including, without limitation, intellectual property, business and license agreements and clinical trial data (the “Assets”) in return for a cash payment of $6.5 million. The closing of the sale of the Assets is subject to and conditioned upon the consummation of the Merger following a vote of the Company’s stockholders approving such transaction as contemplated by that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) made and entered as of April 5, 2019, by and among the Company, Restore Merger Sub, Inc. and Ocugen, Inc.

The foregoing description of the Asset Purchase Agreement is not complete and is qualified in its entirety by reference to the full text of the Asset Purchase Agreement, which is attached hereto as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 1.02	Termination of a Material Definitive Agreement.

On May 8, 2019, the Company entered into an Agreement for Termination of Lease and Voluntary Surrender of Premises (the “Lexington Termination Agreement”) with ARE-60 WESTVIEW, LLC (the “Lexington Landlord”). The effect of the Lexington Termination Agreement is to terminate, as of June 30, 2019 (the “Lexington Termination Date”) upon satisfaction of the conditions set forth in the Lexington Termination Agreement, the Lease Agreement dated June 2, 2014, between the Lexington Landlord and the Company (the “Lexington Lease”). The Lexington Lease relates to approximately 16,601 rentable square feet, in that certain building located at 60 Westview Street, Lexington, Massachusetts, as more particularly described in the Lease (the “Lexington Premises”). The original scheduled termination date of the Lexington Lease was June 30, 2023.

As consideration for the Lexington Landlord’s agreement to enter into the Lexington Termination Agreement and to accelerate the expiration date of the Lexington Lease to the Lexington Termination Date, the Company paid the Lexington Landlord $300,000 and the Company agreed that the Lexington Landlord shall retain the full amount of the security deposit held by the Lexington Landlord under the Lexington Lease. In the event the Lexington Premises are leased to a new tenant prior to the Lexington Termination Date, the Company’s obligation to pay base rent, operating expenses and any other obligations due under the Lexington Lease shall terminate as of the commencement of such new lease and such date shall be deemed to be the Lexington Termination Date. The Lexington Landlord shall reimburse the Company for the prorated portion of any base rent and operating expenses paid by the Company upon the Lexington Termination Date being accelerated in accordance with the immediately preceding sentence.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

10.1	Asset Purchase Agreement dated May 8, 2019 by and between Histogenics Corporation and Medavate Corp.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2019	HISTOGENICS CORPORATION

	By:	/s/ Adam Gridley
Adam Gridley
President